Exhibit 99.1

BAYTEX TO HOLD CONFERENCE CALL AND
WEBCAST ON THIRD QUARTER 2013 RESULTS

CALGARY, ALBERTA (October 23, 2013) - Baytex Energy Corp. (TSX, NYSE: BTE) will release its 2013 third quarter financial and operating results prior to the opening of markets on Wednesday, October 30, 2013. A conference call and webcast will be held shortly thereafter to discuss the results and address investor questions.

Conference Call Details:

Date: Wednesday, October 30, 2013

Time: 9:00 a.m. MDT (11:00 a.m. EDT)

Dial-in: 416-340-2216 or toll free in North America 1-866-226-1792

Webcast: http://www.gowebcasting.com/4867

An archived recording of the conference call will be available until November 6, 2013 by dialing toll-free in North America 1-800-408-3053 (Toronto local dial 905-694-9451, International toll free 800-3366-3052) and entering reservation code 1277788. The conference call will also be archived on the Baytex website at www.baytex.ab.ca.

Baytex Energy Corp. is a dividend-paying oil and gas corporation based in Calgary, Alberta. The company is engaged in the acquisition, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin and in the Williston Basin in the United States. Approximately 89% of Baytex's production is weighted toward crude oil. Baytex pays a monthly dividend on its common shares which are traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE.

For further information about Baytex, please visit our website at www.baytex.ab.ca, or contact:

Brian Ector, Vice President, Investor Relations

Toll Free Number: 1-800-524-5521
Email: investor@baytex.ab.ca